January 29, 2007

VIA EDGAR AND FACSIMILE
_______________________

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attn:  Larry Greene

     Re: Advantage Advisers Multi-Sector Fund I Post-Effective Amendment No. 9 to Registration Statement on Form N-2 (File No. 333-67926)
           ________________________________________________________________

     On behalf of Advantage Advisers Multi-Sector Fund I, a Delaware business trust (the "Fund"), at your request, the undersigned hereby responds to your oral comments to post-effective amendment No. 9 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). As requested, the Fund acknowledges with respect to the above-referenced Registration Statement that:

     (i) Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     (ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     (iii) The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your oral comments are summarized in italics below. The Fund's responses thereto follow such comments.


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Larry Greene
January 29, 2007


   Prospectus
   __________

     1. The second sentence in the legend at the top of the prospectus (the "subject-to-completion legend") states "We may not sell these securities until the registration statement filed with the securities and exchange commission is effective." Confirm that the sentence is necessary in light of the fact that the Fund has been continuously offering its shares and that this is a post-effective amendment to the Fund's registration statement.

     We confirm that the sentence is necessary as part of the subject-to-completion legend required by Rule 481(b)(2) of the Securities Act of 1933 (the "Securities Act") via Item 1.h of Form N-2. However, this legend will not appear in the Rule 497 prospectus through which the Fund intends to incorporate the changes to post-effective amendment No. 9.

     2. The first sentence in the paragraph immediately above the per share pricing information states "Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truth or complete." (the "Commission legend".) Confirm that the reference to the state securities commission is necessary in light of the National Securities Markets Improvement Act of 1996 (the "NSMIA").

     We confirm that the reference to state securities commission is not necessary and has been removed. Shares of the Fund are "Covered Securities" over which state regulation has been preempted as a result of the NSMIA. Neither is the reference required by Rule 481(b)(1) of the Securities Act, pursuant to which the Commission legend is furnished.

     3. The fourth sentence on the outside front cover states that the Fund "pays an ongoing shareholder servicing fee to each broker, dealer or other financial intermediary whose customers own shares pursuant to an agreement for the provision of shareholder services at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by customers of such broker, dealer or other financial intermediary." Where else in the registration statement is the shareholder servicing fee disclosed?

     The 0.25% shareholder servicing fee is also disclosed in the "Fee Table" and "Shareholder Servicing Fee - Fees and Expenses" sections of the prospectus.


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Larry Greene
January 29, 2007


     4. The first sentence of the first paragraph on the inside cover page states that the Fund allocates its assets "across various industry sectors," while the third sentence of the same paragraph states "Under normal market conditions, the assets of each Separate Investment Account are invested primarily in the equity securities of public companies in one of the following three sectors: banking/financial services, healthcare/biotechnology and technology."[Emphases added.] Please conform.

     The requested change has been made by changing "across various industry sectors" to "across three industry sectors."

     5. The last sentence in footnote * to the "Average Annual Total Returns" table states that "The index was developed commencing with the period 1941 - 1943." Clarify which index does it refer to? In addition, disclose who creates and calculates the sector indices.

     The Index refers to the Standard & Poor's 500 Index. Each of the Sector Indices is created and calculated by Standard & Poor. The requested disclosure has been made.

     6. Remove the paragraph immediately below the Fee Table to immediately before the Fee Table.

     The requested change has been made.

     7. Currently the prospectus table of contents appears after the Fee Table at the end of the cover pages. Put the table of contents towards the beginning of the cover pages.

     The requested change has been made. The table of content now appears after the inside cover and before the caption "Performance History."

     8. Under the caption "IPO Securities" of the "Risk Factors" section, add a disclosure to the effect that investment in IPO securities may have a magnified performance impact with respect to funds with a small asset base and that such funds may not experience similar performance as the assets of such funds grow.

     The requested change has been made.

     9. The third sentence in second paragraph under the caption "Convertible Securities" in the "Risk Factors" section states "The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value." Disclose if the convertible securities investment may be junk securities.


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Larry Greene
January 29, 2007


     We confirm that the Fund may invest in junk bonds. The requested disclosure has been made.

     10. The last paragraph under the caption "Short Selling" of the "Risk Factors" section states that segregated accounts will be used in connection with the Fund's short selling investment technique. Disclose the use of segregated accounts, if any, in connection with the Fund's investment in derivatives.

     We confirm that as a general matter, to the extent that the Fund's use of any type of derivative instrument incurs liability, the Fund will maintain in a segregated account cash or liquid securities having a value at least equal to the value of such liability, marked to market daily or (b) otherwise cover its liabilities relating to its transactions in derivatives. The requested disclosure has been made.

     11. The penultimate sentence in the second paragraph under the caption "Incentive Fees" in the "Risk Factors" section states that the sub-advisers' incentive compensation will be based on "unrealized as well as realized gains." Confirm that the incentive compensation calculation conforms to the requirements of Rule 205-3 of the Investment Advisers Act of 1940 (the "Advisers Act").

     The inclusion of unrealized as well as realized gains in calculating incentive compensation complies with the requirements of Rule 205-3. Neither the Advisers Act nor Rule 205-3 prohibits the inclusion of unrealized capital gains in the calculation of a performance fee in the case where all investors are "qualified clients" as defined in the Rule, as is the case with the Fund. We are not aware of any SEC or court interpretation of the Rule that restricts the inclusion of unrealized capital gains in incentive fee calculation in such circumstances. We note that the Fund has calculated its performance fee in this manner since it commenced operation on March 27, 2002.


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Larry Greene
January 29, 2007


   Statement of Additional Information
   ___________________________________

     12. The first fundamental policy of the Fund states "The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities, as defined hereafter) of issuers engaged in any single industry." In addition,(i) the third sentence of the first paragraph on the inside cover page states that the assets of the Fund are invested primarily in "one of the following three sectors: banking/financial services, healthcare/biotechnology and technology" and (ii) the penultimate sentence in the second paragraph under the caption "Investments in Distressed Companies and Restructurings" states that a separate investment account may also make "concentrated investments in financial instruments of companies that may be or may become targets for takeovers." Explain the interplay of the fundamental policy with the sentences mentioned above.

     The fundamental policy applies to "industry" while sentence (i) speaks of "sector." The 25% limit on industry concentration is consistent with the allocation of fund assets into three sectors because "sector" is a broader concept and consists of a number of related "industries." For instance, the Fund's investment in the financial services sector include commercial and industrial banks; savings and loan associations, savings banks and other thrift institutions; consumer and industrial finance and leasing companies; securities brokerage and portfolio investment management firms; and insurance companies, which fall into a number of industries under the Standard Industrial Classification Codes.

     The "concentrated investments" in sentence (ii) describes the investment technique that the Fund may use of investing a significant amount of its assets from time to time in the securities of a single issuer. The technique is not industry-specific and has no bearing on this fundamental policy.

     13. The second fundamental policy of the Fund states "The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of 'senior securities' representing indebtedness, to the extent permitted by the 1940 Act." A. Disclose the Fund's practice with respect to borrowing, particularly if the Fund can borrow up to one-third of its assets. B. Confirm that borrowing from brokers by a closed-end fund is in compliance with
Section 18 of the Investment Company Act of 1940 (the "1940 Act").

     A. We confirm that the Fund can borrow up to one-third of its assets. Any borrowing by the Fund will only be carried out within the confines of the 1940 Act. The Fund has no current intention to issue senior securities representing indebtedness.


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Larry Greene
January 29, 2007


     B. We confirm that borrowing from brokers by a registered closed-end fund is not forbidden by Section 18 of the 1940 Act. Registered open-end funds can only borrow from banks under Section 18(f)(1). Section 18 contains no similar restriction on borrowing by closed-end funds.

     14. In the trustee compensation and equity securities ownership tables in the Management of the Fund section, clearly indicate which trustees are independent and which ones are interested.

     The requested change has been made.

     15. In the two paragraphs immediately preceding the caption "Fund Officers" in the Management of the Fund section, list the members of the Fund's Audit Committee and Nominating Committee, respectively.

     The requested change has been made.

     Attached are the pages of post-effective amendment No. 9 reflecting responses to your comments, which responses will be incorporated into the Fund's Rule 497 prospectus. The designated effective date of post-effective amendment No. 9 is Wednesday, January 31, 2007. We greatly appreciate your continued attention to this filing.

     A copy of this correspondence will be filed pursuant to EDGAR as you requested. If you have any questions or require any further information with respect to these responses or any other matter relating to the Fund, please call the undersigned at (617) 573-4814.


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Larry Greene
January 29, 2007



                                                              Very truly yours,



                                                            /s/ Thomas A. DeCapo





CC:   Bryan McKigney
      President and Chief Executive Officer
      Advantage Advisers Multi-Sector Fund I

      Deborah Kaback
      Chief Legal Officer
      Advantage Advisers Multi-Sector Fund I


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